Via Facsimile and U.S. Mail
Mail Stop 6010

December 19, 2006

Mr. Kenneth J. LeStrange
President and Chief Executive Officer
Endurance Specialty Holdings Ltd.
Wellesley House
90 Pitts Bay Road
Pembroke HM 08, Bermuda

Re: Endurance Specialty Holdings Ltd.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 1, 2006
File No. 001-31599

Dear Mr. LeStrange:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joe Roesler
Accounting Branch Chief